SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2004

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                      to

COMMISSION FILE NUMBER 1-1136

A.	Full title of the plan and the address of plan, if different from that of the issuer named below:

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BRISTOL-MYERS SQUIBB COMPANY

345 PARK AVENUE

NEW YORK, NY 10154

(212) 546-4000

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2004 AND 2003

REQUIRED INFORMATION

1.	The Financial Statements and Supplemental Schedule of the Bristol-Myers Squibb Company Savings and Investment Program, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

2.	Exhibits : Exhibit 23. Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

SIGNATURE

The Program

Pursuant to the requirements of the Securities Exchange Act of 1934, the Bristol-Myers Squibb Company Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

BRISTOL-MYERS SQUIBB COMPANY SAVINGS AND INVESTMENT PROGRAM

Date: June 27, 2005	By:	/s/ Andrew R. J. Bonfield
Andrew R. J. Bonfield Senior Vice President and Chief Financial Officer Chairman, Bristol-Myers Squibb Company Savings Plan Committee

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

DECEMBER 31, 2004

Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

the Bristol-Myers Squibb Company Savings

and Investment Program and the Savings

Plan Committee of Bristol-Myers Squibb Company

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Bristol-Myers Squibb Company Savings and Investment Program (“the Program”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Program’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at Year End) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Program’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
June 27, 2005

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2004 and 2003

(IN THOUSANDS)

	2004	2003
Assets:
Interest in Savings Plan Master Trust	$3,054,419	$3,002,598
Loans to participants	19,992	20,546

Total investments	3,074,411	3,023,144

Receivables:
Employer contributions	1,789	1,667
Employee contributions	4,283	4,231

Total receivables	6,072	5,898

Net Assets Available for Benefits	$3,080,483	$3,029,042

The accompanying notes are an integral part of these financial statements.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2004 and 2003

(IN THOUSANDS)

	2004	2003
ADDITIONS:
Employer contributions	$52,328	$50,970
Employee contributions	154,475	148,469
Program’s share of net investment income in Savings Plan Master Trust	102,756	526,375
Net transfer and other income	821	25

Total additions	310,380	725,839

DEDUCTIONS:
Distributions and withdrawals	(258,918)	(223,554)
Administrative expenses	(21)	(313)

Total deductions	(258,939)	(223,867)

Net additions	51,441	501,972
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of Year	3,029,042	2,527,070

End of Year	$3,080,483	$3,029,042

The accompanying notes are an integral part of these financial statements.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

(IN THOUSANDS)

NOTE 1 – DESCRIPTION OF PLAN

General

The Bristol-Myers Company Savings Plan (the Savings Plan) became effective on January 1, 1971 and was amended effective May 3, 1982 and designated as the Bristol-Myers Company Savings and Investment Program (the Savings Program). The Savings Program consisted of Part I, the Savings Plan and Part II, the Bristol-Myers Company Pre-Tax Investment Plan (the Pre-Tax Plan), providing employees with a choice to participate on either an after-tax or a pre-tax basis or a combination of both. On October 4, 1989, Squibb Corporation merged with a subsidiary of Bristol-Myers Company and Bristol-Myers Company changed its name to Bristol-Myers Squibb Company (the Company). Effective October 4, 1989, the name of the Savings Program was changed to the Bristol-Myers Squibb Company Savings and Investment Program.

Effective January 1, 1991, the Savings Plan and the Pre-Tax Plan were amended and consolidated into a single plan, the Bristol-Myers Squibb Company Savings and Investment Program (the Program). The Program eliminated the Part I and Part II distinction while maintaining after-tax and pre-tax options.

Effective October 1, 1994, the Program ceased operating within the Bristol-Myers Squibb Company Master Trust and began operating within the Bristol-Myers Squibb Company Savings Plan Master Trust (the Savings Plan Master Trust) maintained by Fidelity Investments (Fidelity). The assets of the Program were commingled within the Savings Plan Master Trust with the assets of the Bristol-Myers Squibb Company Employee Incentive Thrift Plan (the Thrift Plan).

On April 1, 1999, the Bristol-Myers Squibb Puerto Rico, Inc. Savings and Investment Program (the Puerto Rico Program) assets were transferred from Northern Trust to Fidelity and began operating within the Savings Plan Master Trust. The assets of the Program were then combined within the Savings Plan Master Trust with the assets of the Thrift Plan and the Puerto Rico Program.

The Savings Plan Master Trust Statement, presented in Note 6, includes the interests of the Program, the Thrift Plan and the Puerto Rico Program.

The Bristol-Myers Squibb Company Savings Plan Committee (the Committee) is the Administrator of the Program and named fiduciary for Program assets.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

(IN THOUSANDS)

A Zimmer Holdings, Inc. Stock Fund (the Zimmer Stock Fund) was established in the Program on August 6, 2001 at the time of the Zimmer spin off. All participants in the Company Stock Fund received in this fund one share of Zimmer Holdings, Inc. stock for every ten shares of Bristol-Myers Squibb stock held in the Company Stock Fund. Balances could remain in this fund for two years as of the spin off completion date; however, no new contributions or inter-fund transfers to the fund were permitted. Participants were able to direct the trustee to liquidate some or all of their holdings in the Zimmer Stock Fund at any time during this two-year period and re-invest the proceeds in the other funds available under the Program. This fund was discontinued effective August 5, 2003, and remaining balances were transferred to the Fidelity Retirement Money Market Portfolio.

Effective March 1, 2003, the Program was amended to eliminate the six-month waiting period. Eligible employees may participate in the Program following their date of hire, although the company matching contributions do not begin until an eligible employee has attained six months of service as prescribed by the Program.

Contributions

In general, any employee who meets certain service requirements is eligible to participate in the Program. An employee electing to participate in the Program can elect to contribute up to 25% of his or her Annual Benefit Salary or Wages (as defined in the Program) on an after-tax basis or to reduce his or her compensation by up to 25%, and have such amount contributed on his or her behalf on a pre-tax basis subject to applicable limitations. Participants may also elect a combination of contributions up to a combined total, both on an after-tax and pre-tax basis, of 25% subject to applicable limitations. For each participant, the first 6% of total combined contributions is matched 75% by the Company.

Contributions of participants and the Company are remitted to Fidelity on a bi-weekly basis and are recorded on an accrual basis. All investment decisions are self directed by participants. During the years ended December 31, 2004 and 2003 participant contributions were invested in any one or more of the following funds which comprise the Savings Plan Master Trust: Company Stock Fund, Putnam International Equity Fund, Fixed Income Fund, Fidelity Select Equity Small Capitalization Collective Trust Fund, Fidelity Equity-Income Fund, Fidelity Growth Company Fund, Fidelity U.S. Bond Index Fund, Fidelity Puritan Fund, Fidelity Retirement Money Market Portfolio, Fidelity U.S. Equity Index Commingled Pool, Dreyfus Appreciation Fund, Inc., Managers Special Equity Fund, Vanguard Total International Stock Index Fund, Northern Trust Global Investment Russell 2000 Equity Index Fund and American Funds Euro Pacific Growth Fund – Class R5.

Prior to March 1, 2003, company matching contributions were automatically invested in the Company Stock Fund. These contributions could not be transferred out of the Company Stock Fund unless the participant was 55 years of age or older. Effective March 1, 2003, the Program was amended to eliminate the requirement that company matching contributions be invested in the Company Stock Fund until age 55. Employees may now invest prior and future company matching contributions in any of the funds available under the Program. Company matching contributions, invested as indicated by the participant in any one or equally in any two or more of the funds, made to the Program prior to the January 1, 1991 merger of the Squibb Corporation Incentive Savings and

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

(IN THOUSANDS)

Stock Ownership Plan, are also transferable among the investment funds. Effective as of January 1, 2002, the Company Stock Fund became an Employee Stock Ownership Plan or ESOP.

The Program was amended to comply with the applicable provisions of the following Federal tax laws:

•	The General Agreement on Tariffs and Trade 1994 (GATT)

•	The Uniformed Services Employment and Reemployment Rights Act of 1994 (USERRA)

•	The Small Business Job Protections Act of 1996 (SBJPA)

•	The Taxpayer Relief Act of 1997 (TRA’97)

•	The Internal Revenue Service Restructuring and Reform Act of 1998 (RRA ‘98), and

•	The Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) legislation.

The statutes listed above, with the exception of EGTRRA, are collectively referred to as GUST.

As of July 1, 2002, the Program was amended to allow for catch up contributions for eligible participants who were 50 years of age or older. The catch-up contribution is intended to give employees who are approaching retirement age the opportunity to make additional pre-tax contributions over the applicable Internal Revenue Service and Program limits. Generally, if an eligible employee’s contribution rate is at 25%, such contributions exceed Internal Revenue Service applicable limits and he or she satisfies the age requirement, then that employee may make catch-up contributions. The catch-up contribution itself is limited to $2 in 2003 and will increase in thousand dollar increments to $5 in 2006. Thereafter, the catch-up contribution limit will be indexed for inflation.

Savings Plan Master Trust Investments

Company Stock Fund – Consists primarily of shares of common stock of Bristol-Myers Squibb Company, which are registered for the purpose of the Program with the United States Securities and Exchange Commission. From time to time, the Program may invest in U.S. Government obligations or other investments of a short-term nature, which will ultimately be used for the purchase of shares of Common Stock of Bristol-Myers Squibb Company. Excluding the impact of contributions and dividends receivable, net (deductions) / additions to the Company Stock Fund in 2004 and 2003 totaled ($132,624) and $187,606, respectively.

Zimmer Holdings, Inc. Stock Fund – Consists primarily of shares of common stock of Zimmer Holdings, Inc., which are registered for the purpose of the Program with the United States Securities and Exchange Commission. From time to time, the Program may invest in U.S. Government obligations or other investments of a short-term nature, which will ultimately be used for the purchase of shares of Common Stock of Zimmer Holdings, Inc. There were no net additions/ (deductions) to the Zimmer Holdings, Inc. Stock Fund in 2004 and ($104,926) net deduction in 2003. This fund was discontinued effective August 5, 2003, and remaining balances were transferred to Fidelity Retirement Money Market Portfolio.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

(IN THOUSANDS)

Fixed Income Fund – Consists primarily of a group of annuity contracts issued by various insurance companies to the trustee of the Program under which the insurance companies provide a guarantee of principal and credit interest at a guaranteed rate. All contracts pay interest on a net basis. Contracts with John Hancock Mutual Life Insurance Company, Metropolitan Life Insurance Company, New York Life Insurance Company, Principal Mutual Life Insurance Company, Prudential Life Insurance Company, Sun America Life Insurance Company and the Travelers Insurance Co. were in place at December 31, 2004.

From time to time, the Program may invest in obligations of the U.S. Government or its agencies, bank investment contracts, other investments of a short-term nature and/or investments in qualified commingled trust Funds managed by the trustee for the investment of funds of profit sharing and savings plans and programs.

At any point in time this fund’s average yield will be a combined rate based upon the balances and the interest rates of the investments which comprise the fund, and depend on the amount of contributions invested in the fund, the amounts withdrawn from the fund and the amounts transferred to and from the fund. The fund’s average yield is measured by investment performance using general market reporting methods. The average yield of the Fixed Income Fund for the years ended December 31, 2004 and 2003 was 5.3 % and 5.5%, respectively. The crediting interest rate of the Fixed Income Fund at December 31, 2004 and 2003 was 5.0% and 5.5%, respectively. The crediting interest rate at any date is the weighted average of the yields on the individual contracts and other investments in the Fixed Income Fund on that date.

Fidelity Select Equity Small Capitalization Collective Trust Fund – Seeks investment results that exceed the return of the Russell 2000 Index while maintaining a portfolio with risk characteristics similar to the Index. This fund was discontinued effective June 30, 2004 and remaining balances were transferred to the Northern Global Trust Investments Russell 2000 Equity Index Fund.

Northern Trust Global Investments Russell 2000 Equity index Fund – Seeks investment results that approximate the overall performance of common stocks included in the Russell 2000 Index.

American Funds EuroPacific Growth Fund - Class R5 – Seeks to provide capital appreciation through investment in international equities.

Fidelity Equity-Income Fund – Seeks to provide a reasonable income. In pursuing this objective, the fund will also consider the potential for capital appreciation. The fund seeks to provide a yield that exceeds the composite yield of the Standard & Poor’s 500 Index.

Fidelity Growth Company Fund – Seeks to provide capital appreciation.

Fidelity U.S. Bond Index Fund – Seeks to provide investment results that correspond to the total return of the bonds in the Lehman Brothers Aggregate Bond Index.

Fidelity Puritan Fund – Seeks to provide income and capital growth consistent with reasonable risk.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

(IN THOUSANDS)

Fidelity Retirement Money Market Portfolio – Seeks to provide a high level of current income that is consistent with the preservation of capital and liquidity.

Fidelity U.S. Equity Index Commingled Pool – Seeks to approximate the composition and the total return on the Standard & Poor’s 500 Index.

Dreyfus Appreciation Fund, Inc. – Seeks to increase the value of investment over the long-term through capital growth. Current income is a secondary objective of this fund.

Managers Special Equity Fund – Seeks to provide capital appreciation through investments in small and medium sized companies.

Putnam International Equity Fund – Class A – Seeks to provide capital appreciation through investment in international equities. This fund was discontinued effective December 19, 2003, and remaining balances were transferred to the Fidelity Retirement Money Market Portfolio.

Vanguard Total International Stock Index Fund – Investor Class – Seeks to approximate the composition and total return of well known international stock indices.

Withdrawals

While remaining in employment, a participant may withdraw all or part of the value attributable to contributions made, subject to certain restrictions of the Program.

Vesting

A participant vests in Company contributions at the rate of 20% for each year of qualifying service so that after five years of qualifying service he or she is 100% vested. Upon death or normal retirement, a participant will become 100% vested regardless of his or her years of qualifying service. If a participant leaves the Company before becoming fully vested, the unvested portion of the Company contributions are forfeited and returned to the Company. (See Note 3 for further discussions on forfeitures.) Participants who return to work for the Company who were partially or fully vested will be reinstated to their previous level of vesting and may immediately enroll in the Program.

Loans

While remaining in employment, a participant may request a loan from the Loan Fund. The amount of the loan may not exceed the lesser of (1) 50% of the participant’s entire vested interest under the Program, determined as of the valuation date, or (2) fifty thousand dollars less the highest outstanding loan balance during the previous twelve months.

At December 31, 2004 and 2003, there were outstanding loans totaling $19,992 and $20,546, respectively, with interest rates ranging from 5.00% to 12.50%, respectively, and varying maturity dates.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

(IN THOUSANDS)

Termination of Employment

Upon the termination of a participant’s employment, the participant, or in the event of his or her death, the participant’s spouse or designated beneficiary, may, under varying circumstances, receive (1) a lump sum payment, (2) installment payments over a period not to exceed the joint life expectancy of the participant and the participant’s spouse (five years if payment is by reason of death) or (3) an annuity for employees hired prior to October 1, 1994. In each case the payment will be based on the vested value in the respective funds allocated to the participant.

Net Transfer

A participant’s account may be transferred to or from another savings plan within the company if their employment status changes such that they become eligible for a different plan. A participant’s account could also be transferred to another company’s savings plan if required under the terms of a divestiture of a business unit. New accounts could be transferred in from another company’s savings plan, if required under the terms of an acquisition of a new company.

NOTE 2 – ACCOUNTING POLICIES

Reclassifications

Certain amounts in the 2003 financial statements have been reclassified to conform with the 2004 presentations.

Valuation

Valuation of investments of the Program represents the Program’s allocable portion of the Savings Plan Master Trust’s investments. The Savings Plan Master Trust’s investment valuation policies are as follows:

Zimmer Stock in the Zimmer Stock Fund and the Company Stock are valued at the last reported sales price at the end of the year or, if there was not a sale that day, the last reported bid price. Common/collective trust funds are valued at the last reported bid price at the end of the year. Fixed income and money market instruments are valued at cost plus interest earned, which approximates their respective fair values. Shares of the Fidelity mutual funds and other retail mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Program at year end. Investments in guaranteed investment contracts (GICs) are reported at contract value by the insurance companies. The value of outstanding participant loans is determined based on the outstanding principal balance as of the last day of the Program Year, which approximates fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to the net assets available for benefits during the reporting period. Actual results could differ from those estimates.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

(IN THOUSANDS)

Risks and Uncertainties

The Program provides for various investment options in funds that can invest in a combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

Income, Expenses and Realized and Unrealized Gains and Losses on Securities

Interest, dividends, and realized and unrealized gains and losses earned from participation in the Savings Plan Master Trust, are allocated to the Program based upon participants’ account balances and activity. This investment activity is presented on a net basis on the statement of changes in net assets available for benefits as the Program’s share of net investment income in the Savings Plan Master Trust.

Interest is accrued by the Savings Plan Master Trust as earned, and dividends are recorded on the ex-dividend date.

Purchases and sales of securities are recorded by the Savings Plan Master Trust on a trade-date basis. Realized gains and losses for security transactions are reported using the average cost method. Realized and unrealized gains and losses are included in the net appreciation / depreciation in the fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

All expenses incurred by the Program, other than investment management and trustee fees, which are paid from each fund’s assets, are paid by the Company.

NOTE 3 – TERMINATION FORFEITURES

Forfeitures of amounts contributed by the Company due to terminations, net of amounts reinstated, are used to reduce future Company contributions. Forfeitures are also used to pay certain plan expenses. Forfeitures for the years ended December 31, 2004 and 2003 were $1,009 and $722, respectively.

NOTE 4 – TAX STATUS OF THE PROGRAM

In the Program’s latest determination letter dated July 8, 2003, the Internal Revenue Service stated that the Program, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Program has been amended since receiving the determination letter, counsel believes that the Program is qualified and the related Trust is tax-exempt as of December 31, 2004 and 2003.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

(IN THOUSANDS)

Under present federal income tax laws and regulations, a participant will not be subject to federal income taxes on the contributions by the employing company, or on the interest, dividends or profits on the sale of securities received by the trustee until the participant’s account is distributed to the participant.

NOTE 5 – TERMINATION OF THE PROGRAM

Although the Company has not expressed any intent to do so, it has the right to discontinue its contributions and to terminate the Program in accordance with the provisions of ERISA. If the Program is terminated, the interest of each participant in all funds will vest immediately. In accordance with program provisions, the Company has the right to amend or replace the Program for any reason.

NOTE 6 – MASTER TRUST

The Program’s share of the Savings Plan Master Trust’s net assets and investment activities is based upon the total of each individual participant’s share of the Savings Plan Master Trust. The Program’s approximate share of the net assets of the Savings Plan Master Trust at December 31, 2004 and 2003 was 96% and 95%, respectively.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

(IN THOUSANDS)

At December 31, 2004 and 2003, the Statements of Net Assets Available for Benefits of the Savings Plan Master Trust were as follows:

	2004		2003
	Cost	Market Value	Cost	Market Value
Assets:
Investments at Fair Value
*Company Stock Fund Bristol-Myers Squibb Company Common Stock	$905,972	$924,115	$933,328	$1,065,708
*Fidelity Management Trust Company Institutional Cash Portfolio	7,924	7,924	10,351	10,359
Northern Trust Global Investments Russell 2000 Equity Index Fund	104,569	115,665	—	—
*Fidelity Puritan Fund	53,825	57,301	34,323	36,918
*Fidelity Equity-Income Fund	182,302	204,890	159,267	172,620
*Fidelity Growth Company Fund	308,806	333,671	319,589	306,940
*Fidelity Retirement Money Market Portfolio	110,542	110,542	123,878	123,878
*Fidelity US Bond Index Fund	101,522	104,120	101,749	105,298
*Fidelity US Equity Index Commingled Pool	337,783	357,980	353,371	337,411
Dreyfus Appreciation Fund, Inc.	45,200	47,194	38,063	38,225
*Fidelity Select Equity Small Capitalization Collective Trust Fund	—	—	73,690	98,828
Managers Special Equity Fund	36,377	42,522	13,377	15,191
Vanguard Total International Stock Index Fund	29,232	33,651	8,131	9,148
American Funds EuroPacfic Growth Fund - Class R5	9,053	9,803	—	—

Fixed Income Fund at Contract Value:

Group Annuity Contracts, New York Life Insurance Company with 2004 interest rates ranging from 4.06% to 6.83% per annum (p.a), varying maturity dates	294,659	294,659	279,798	279,798

Group Annuity Contracts, Metropolitan Life Insurance Company with 2004 interest rates ranging from 3.84% to 4.70% p.a, varying maturity dates	46,592	46,592	131,562	131,562

SunAmerica Life Insurance with a 2004 interest at 4.53% p.a, maturing in 2009	44,181	44,181	—	—

Prudential Life with a 2004 interest rate at 4.09% p.a, maturing 2009	33,211	33,211	—	—

Group Annuity Contracts, Principal Mutual Life Insurance Company with 2004 interest rates ranging from 4.75% to 6.55% p.a, varying maturity dates	164,277	164,277	156,977	156,977

Group Annuity Contract, John Hancock Mutual Life Insurance Company with 2004 interest rates ranging from 4.03% to 7.47% p.a, varying maturity dates	157,612	157,612	149,678	149,678

Group Annuity Contract, Travelers Insurance Co. with a 2004 interest rate of 2.98% p.a, varying maturity dates	65,850	65,850	63,945	63,945

Fixed Income Fund at Fair Value:

*Fidelity Institutional Cash Portfolio Money Market	24,245	24,245	31,444	31,444

Total Investments	3,063,734	3,180,005	2,982,521	3,133,928

Dividends Receivable	—	10,089	—	10,434

Net Assets	$3,063,734	$3,190,094	$2,982,521	$3,144,362

*	Denotes a party-in-interest to the Program.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

(IN THOUSANDS)

The total investment income of the Savings Plan Master Trust for the years ended December 31, 2004 and 2003 were as follows:

	2004	2003
Investment income, net
Interest income	$49,661	$44,389
Dividend income	51,700	57,001
Net (depreciation)/appreciation in fair value of investments	(436)	450,805

Total investment income	$100,925	$552,195

The net appreciation (depreciation) in the fair value of the Savings Plan Master Trust investments by fund for the years ended December 31, 2004 and 2003 were as follows:

	2004	2003
Company Stock Fund	$(113,383)	$204,221
Zimmer Holdings, Inc. Stock Fund	—	12,031
Fidelity Puritan Fund	1,335	4,361
Fidelity Equity-Income Fund	11,229	33,235
Fidelity Growth Company Fund	35,559	85,279
Fidelity U.S. Bond Index Fund	(599)	(524)
U.S. Equity Index Commingled Pool	35,201	75,225
Dreyfus Appreciation Fund, Inc.	1,786	5,300
Fidelity Select Equity Small Capitalization Collective Trust Fund	8,403	27,975
Managers Special Equity Fund	4,704	1,981
Putnam International Equity A Fund	—	639
Vanguard Total International Stock Index Fund	3,788	1,082
Northern Trust Global Investments Russell 2000 Equity Index Fund	10,773	—
American Funds EuroPacific Growth Fund Share Class R5	768	—

	$(436)	$450,805

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

(IN THOUSANDS)

NOTE 7 – ERISA LITIGATION

In December 2002 and the first quarter of 2003, the Company and others were named as defendants in five class actions brought under the Employee Retirement Income Security Act (ERISA) in the U.S. District Courts for the Southern District of New York and the District of New Jersey. These actions were consolidated in the Southern District of New York under the caption In re Bristol-Myers Squibb Co. ERISA Litigation, 02 CV 10129 (LAP). An Amended Consolidated Complaint was served on August 18, 2003. A Second Amended Consolidated Complaint was filed on May 27, 2005. The Second Amended Consolidated Complaint was brought on behalf of four named plaintiffs and a putative class consisting of all participants in , or beneficiaries of, the Bristol-Myers Squibb Company Savings and Investment Program ( Savings Plan) at any time between January 1, 1999 and March 10, 2003 whose accounts included investment in BMS stock. The named defendants are the Company, the Bristol-Myers Squibb Company Savings Plan Committee (Committee), thirteen individuals who presently serve on the Committee or who served on the Committee in the recent past, Charles A. Heimbold, Jr. and Peter R. Dolan (the past and present Chief Executive Officers, respectively, of the Company). The Second Amended Consolidated Complaint generally alleged that the defendants breached their fiduciary duties under ERISA during the class period by, among other things, imprudently investing assets of the Savings Plan in Company stock; misrepresenting and failing to disclose truthful and adequate information about Company stock as a Savings Plan investment; and operating under conflicts of interest. In addition, all defendants except Heimbold and Dolan were alleged to have engaged in transactions prohibited under ERISA by causing the Savings Plan to acquire Company stock, and the Company, Heimbold and Dolan were alleged to have failed to monitor the other Savings Plan fiduciaries. These ERISA claims were predicated upon factual allegations concerning, among other things: the safety, efficacy and commercial viability of VANLEV; the Company’s sales incentives to certain wholesalers and the inventory levels of those wholesalers; and alleged anticompetitive behavior in connection with BUSPAR and TAXOL®.

On June 6, 2005, counsel for plaintiffs and the Company entered into a Stipulation and Agreement of Settlement (Settlement). The Settlement provides, among other things, that the Company pay to the BMS Savings Plan Master Trust $41,220 less plaintiffs’ attorneys’ fees, costs and certain expenses (including notice costs). Additionally, the Company agreed to certain structural changes relating to plan administration and participant education. The Settlement provides for certification, for Settlement purposes only, of a class consisting of all persons who were participants in, or beneficiaries of, (i) the Bristol-Myers Squibb Company Savings and Investment Program; (ii) the Bristol-Myers Squibb Puerto Rico, Inc. Savings and Investment Program; and (iii) the Bristol-Myers Squibb Company Employee Incentive Thrift Plan, at any time between January 1, 1999 and March 10, 2003 and whose accounts in such plans included investments in the Bristol-Myers Squibb Company Stock Fund (excluding the individual defendants). The U.S. District Court for the Southern District of New York preliminarily approved the Settlement on June 22, 2005. Notice of the Settlement is to be completed by August 22, 2005, and the fairness hearing has been scheduled for October 12, 2005. If approval were to be denied and the matter litigated, and if the Company were not to prevail in final, non-appealable determination of this matter, the impact could be material to its results of operations. No employee benefit plan was a named defendant in the litigation, and no costs incurred with respect to the litigation have been borne directly by any employee benefit plan. The 2005 Settlement is not reflected in the accompanying financial statements.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

(IN THOUSANDS)

NOTE 8 – RELATED PARTY TRANSACTIONS

Certain Program investments are shares in registered mutual funds or units in pooled investment funds managed by affiliates of Fidelity Management Trust Company (Fidelity). Fidelity is the trustee as defined by the Program. The transactions involving the registered mutual funds are exempt party-in-interest transactions pursuant to the Department of Labor Class Exemption 77-4 and the transactions involving the pooled investment funds are exempt party-in-interest transactions pursuant to Section 408(b)(8) of ERISA. The Program also invests in shares of the Company. The Company is the program sponsor and, therefore, these transactions qualify as exempt party-in-interest transactions. In addition, certain Program participants borrowed from the Loan Fund. As of December 31, 2004 and 2003 the outstanding loans of the Program participants were $19,992 and $20,546, respectively, with interest rates ranging from 5.00% to 12.50% and varying maturity dates. Program participants are a party-in-interest to the Program.

NOTE 9 – DIVESTITURES

In February 2004, the Company completed the divestiture of its Adult Nutritional business to Novartis AG (Novartis). There was an asset transfer of $1,611 from the Program to the Novartis U.S. Savings Plan on March 31, 2004 for 24 employees who voluntarily transferred their assets. The remaining terminated employees elected to leave their assets in the Program.

NOTE 10 – SUBSEQUENT EVENTS

In May 2005, the Company completed the divestiture of its Oncology Therapeutics Network (OTN) to One Equity Partners LLC. There was an asset transfer of $3,788 from the Program to a Savings Program maintained by One Equity Partners LLC for employees who voluntarily transferred their assets. The remaining terminated employees elected to leave their assets in the Program. The 2005 transfer of assets to One Equity Partners LLC is not reflected in the accompanying financial statements.

SCHEDULE H (Line 4i)

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

SCHEDULE OF ASSETS (HELD AT YEAR END)

DECEMBER 31, 2004

(IN THOUSANDS)

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost Value	Current Value
* Program participant	Participant loans, with varying maturity dates		$19,992

	Interest rates: 5.00% to 12.50%

*	Denotes a party-in-interest to the Program.

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